Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: April 24, 2013

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 24, 2013 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	4.25% Notes due 2018

Ratings*:	A2/A

Currency:	New Zealand Dollars (NZD)

Size:	NZD 500,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	November 2, 2018

Spread to Benchmark Bond:	Semi Quarterly Mid Swap + 100 bps

Coupon:	4.25%

Payment Frequency:	Payable semi-annually in arrears

Day Count Convention:	Actual/Actual, ICMA

Price to Public:	99.477% of face amount

Yield to Maturity:	4.358%

Proceeds (Before Expenses) to Issuer:	NZD 495,635,000

Interest Payment Dates:	May 2 and November 2 of each year, commencing November 2, 2013

Business Day:	New York, London and Wellington, New Zealand

Additional Amounts:	No

Trade Date:	April 24, 2013

Settlement Date:	May 2, 2013 (T+6)

Clearing and Settlement:	Euroclear / Clearstream, Luxembourg

Denominations:	NZD 5,000 x NZD 5,000

ISIN/Common Code:	XS0925035692 / 092503569

Bookrunners:	J.P. Morgan Securities plc Australia and New Zealand Banking Group Limited

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement Period: The closing will occur on May 2, 2013, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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